# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleLine ETF Trust, CIK 0001886172
CUSIP: 25861R501
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 2002 North Tampa Street, Tampa, Florida (FL), 33602
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001743404

## Reporting persons
- Foundations Investment Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 614,742; shared dispositive power 0; aggregate amount beneficially owned 614,742 (70% of the class)

## Item 1. Issuer
Name of issuer: DoubleLine ETF Trust
Address of issuer's principal executive offices: 2002 North Tampa Street, Tampa, FLORIDA, 33602

## Item 2. Person Filing
Name of person filing: Foundations Investment Advisors, LLC
Address of principal business office or, if none, residence:
4050 East Cotton Center Blvd., Suite 40,
Phoenix, AZ 85040
Citizenship: Arizona, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Please reference Cover Page tables above.
Percent of class: Please reference Cover Page tables above.
Sole power to vote or to direct the vote: Please reference Cover Page tables above.
Shared power to vote or to direct the vote: Please reference Cover Page tables above.
Sole power to dispose or to direct the disposition: Please reference Cover Page tables above.
Shared power to dispose or to direct the disposition: Please reference Cover Page tables above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Foundations Investment Advisors, LLC: /s/ Marc Pugsley, CCO (01/22/2025)